Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF FORMATION

OF

CONTANGO OIL & GAS COMPANY

June 10, 2020

Pursuant to Section 3.053 of the Texas Business Organizations Code

CONTANGO OIL & GAS COMPANY, a Texas corporation (the “Corporation”), DOES HEREBY CERTIFY as follows:

1.	The name of the corporation is Contango Oil & Gas Company.

2.

The Amended and Restated Certificate of Formation (the “Certificate of Formation”) of the Corporation is hereby amended to increase the authorized common stock of the Corporation by striking Section A of Article IV of the Certificate of Formation of the Corporation in its entirety and inserting the following new Section A of Article IV:

“A. This Corporation is authorized to issue two classes of shares of stock to be designated common stock (“Common Stock”) and preferred stock (“Preferred Stock”). The number of shares of Common Stock authorized to be issued is four hundred million (400,000,000), par value $0.04 per share, and the number of shares of Preferred Stock authorized to be issued is five million (5,000,000), par value $0.04 per share; the total number of shares which the Corporation is authorized to issue is four hundred and five million shares (405,000,000).”

3.

This Certificate of Amendment of the Certificate of Formation of the Corporation has been approved in the manner required by the Texas Business Organizations Code and the governing documents of the Corporation.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Formation to be executed this 10th day of June, 2020.

/s/ E. Joseph Grady
By:	E. Joseph Grady
Its:	Senior Vice President and Chief Financial Officer